Exhibit 99.102

StarPoint Energy Trust - Press release

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, Jan. 19 /CNW/ - StarPoint Energy Trust (“SPN.UN”) is pleased to announce that the board of Directors has established a distribution policy of monthly distributions of $0.20 per Trust Unit for 2005 and has declared a distribution of $0.20 per Trust Unit to be paid on February 15, 2005 in respect of January production, for unit holders of record on January 31, 2005. The ex-distribution date is January 27, 2005.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: StarPoint Energy Trust: Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/